AIKINS

08005507

RECEIVED
2008 OCT 22 P 12:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

PROCESSED
OCT 28 2008
THOMSON REUTERS

October 21, 2008

30th Floor
Commodity
Exchange Tower
360 Main Street
Winnipeg, Manitoba
Canada R3C 4G1

T (204) 957-0050
F (204) 957-0840
E amt@aikins.com
www.aikins.com

PLEASE REPLY TO
W. Douglas Stewart
DIRECT LINE
(204) 957-4890
DIRECT E-MAIL
wds@aikins.com
DIRECT FAX
(204) 957-4212

LEGAL ASSISTANT
Cathie Lindley
DIRECT LINE
(204) 957-4836
DIRECT E-MAIL
cathiel@aikins.com

FILE NO.
0800971

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attention: Paul Dudek, Office Chief, Office of International Corporate Finance

Dear Sir:

Re: San Gold Corporation (the "Company") - Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (SEC File No. 82-35109)

The Company hereby submits for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Act of 1934, as amended.

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

1. News releases dated September 22, 2008 and October 15, 2008.

2. Material change report dated October 15, 2008 with respect to the closing of an offering of flow-through shares by the Company.

B. Information filed by the Company with the TSX Venture Exchange

1. News releases dated September 22, 2008 and October 15, 2008.

2. Material change report dated October 15, 2008 with respect to the closing of an offering of flow-through shares by the Company.

3. TSX Venture Exchange Form 4B *Private Placement Notice Form* dated October 15, 2008 regarding the closing of a private placement of 13,250,000 flow-through shares.

C. Information which the Company has distributed to its security holders

Not applicable

dlw 10/23

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to contact the undersigned.

Yours truly,

AIKINS, MacAULAY & THORVALDSON LLP

Per:

W. DOUGLAS STEWART

WDS/cl
Encls.

San Gold
CORPORATION

October 15, 2008

San Gold Announces Closing of $20 Million "Bought Deal" Private Placement at $1.50 per Share

San Gold Corporation **(Bissett, Manitoba) (TSX-V:SGR) (the "Company")** is pleased to announce that it has closed its private placement offering (the "Offering") of 13,350,000 common shares of the Company issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per Flow-Through Share for total gross proceeds to the Company of $20,025,000. Dundee Securities Corporation, Cormark Securities Inc. and National Bank Financial Inc. (the "Underwriters") acted as underwriters for the Offering. The Flow-Through Common Shares are subject to a hold period of four months and a day from the date of issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

In connection with the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds raised under the Offering.

The net proceeds of the Offering will be used for accelerating the exploration and evaluation of the new high-grade Hinge zones as well as initial exploration and evaluation of the Cartwright/Gabrielle zones and the Timmins, Ontario properties of the Company going into 2009. The recently discovered Hinge Zone deposits, located approximately 1.3 km east of the Company's Rice Lake mine are a result of a new geological model as developed by San Gold geologists and the resulting aggressive exploration. This model differs greatly from past explorers and producers in the Rice Lake Greenstone Belt in that it places more emphasis on structural controls rather than specific geological units resulting in high grade gold deposits being discovered recently in under-explored volcanic units. These volcanic units are located to the north and east of current operations and will be the focus of San Gold's future exploration, development and production.

San Gold is an aggressive gold explorer and developing producer within the Manitoba Rice Lake greenstone belt. San Gold has developed two mines and discovered four gold deposits within the Rice Lake belt over the past three years, most recently the high-grade, near-surface Hinge deposits.

These securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or investor information at 1- 800-321-8564 or visit www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE
FOR IMMEDIATE RELEASE
September 22, 2008

San Gold Announces $20.0 Million Private Placement

Funds to Advance Rice Lake Exploration Programs

San Gold Corporation (Bissett, Manitoba)(TSX-V:SGR) (the "Company") is pleased to announce that it has entered into a letter of engagement with Dundee Securities Corporation and a syndicate of underwriters, including Cormark Securities Inc. and National Bank Financial Inc. (the "Underwriters"), under which the Underwriters have agreed to purchase on a bought deal private placement basis 13,350,000 flow-through common shares (the "Flow-Through Shares") of San Gold at a price of $1.50 per Flow-Through Share for total gross proceeds to San Gold of $20,025,000.

Closing of the offering is scheduled to occur on or about October 15, 2008. All securities issued will be subject to a four month and one day hold period. The offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds will ensure the accelerated exploration and development of the new high-grade Hinge zones as well as initial development of the Cartwright/Gabrielle zones going into 2009.

San Gold is an aggressive gold explorer and developing producer within the Manitoba Rice Lake greenstone belt located west of Red Lake, Ontario. San Gold has developed two mines and discovered four gold deposits within the Rice Lake greenstone belt over the past three years, most recently the high-grade, near-surface Hinge deposits.

These securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent registration or an applicable exemption from registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information contact Dale Ginn, CEO of San Gold Corporation, at (204) 794-5818 or investor information at 1-800-321-8564 or visit http://www.sangoldcorp.com/.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

RECEIVED

2008 OCT 22 P 12:07

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1. **Name and Address of Company:**

   San Gold Corporation (the "Company")
   PO Box 1000 – General Delivery
   Bissett, Manitoba R0E 0J0

2. **Date of Material Change:**

   October 15, 2008

3. **News Release:**

   The Company issued a press release regarding the material change on October 15, 2008, a copy of which is attached hereto.

4. **Summary of Material Change:**

   On October 15, 2008, the Corporation completed the issuance of 13,350,000 common shares of the Corporation issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) the "Flow-Through Shares") at a price of $1.50 per Flow-Through Share for aggregate gross proceeds of $20,025,000.

5. **Full Description Of Material Change:**

   See attached Schedule "A".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

   Not Applicable.

7. **Omitted Information:**

   Not Applicable.

8. **Executive Officer:**

   Dale Ginn, Chief Executive Officer
   Tel: (204) 277-5411

DATED at Winnipeg, Manitoba this 15th day of October, 2008.

SAN GOLD CORPORATION

Per: *"Gestur Kristjansson"*
Gestur Kristjansson, Chief Financial Officer

SCHEDULE "A"

October 15, 2008

San Gold Announces Closing of $20 Million "Bought Deal" Private Placement at $1.50 per Share

San Gold Corporation **(Bissett, Manitoba) (TSX-V:SGR) (the "Company")** is pleased to announce that it has closed its private placement offering (the "Offering") of 13,350,000 common shares of the Company issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada) (the "Flow-Through Shares") at a price of $1.50 per Flow-Through Share for total gross proceeds to the Company of $20,025,000. Dundee Securities Corporation, Cormark Securities Inc. and National Bank Financial Inc. (the "Underwriters") acted as underwriters for the Offering. The Flow-Through Common Shares are subject to a hold period of four months and a day from the date of issuance in accordance with applicable securities laws and the policies of the TSX Venture Exchange.

In connection with the Offering, the Underwriters received a cash commission equal to 5% of the gross proceeds raised under the Offering.

The net proceeds of the Offering will be used for accelerating the exploration and evaluation of the new high-grade Hinge zones as well as initial exploration and evaluation of the Cartwright/Gabrielle zones and the Timmins, Ontario properties of the Company going into 2009. The recently discovered Hinge Zone deposits, located approximately 1.3 km east of the Company's Rice Lake mine are a result of a new geological model as developed by San Gold geologists and the resulting aggressive exploration. This model differs greatly from past explorers and producers in the Rice Lake Greenstone Belt in that it places more emphasis on structural controls rather than specific geological units resulting in high grade gold deposits being discovered recently in under-explored volcanic units. These volcanic units are located to the north and east of current operations and will be the focus of San Gold's future exploration, development and production.

San Gold is an aggressive gold explorer and developing producer within the Manitoba Rice Lake greenstone belt. San Gold has developed two mines and discovered four gold deposits within the Rice Lake belt over the past three years, most recently the high-grade, near-surface Hinge deposits.

These securities being offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

For further information contact Dale Ginn, Chief Executive Officer of San Gold Corporation, at (204) 794-5818 or investor information at 1- 800-321-8564 or visit www.sangoldcorp.com.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

TSX venture EXCHANGE

FORM 4B
PRIVATE PLACEMENT NOTICE FORM

To obtain conditional acceptance only of the Private Placement, Issuers must complete Parts I, and II of this Form. To obtain final Exchange Acceptance, and acceptance for Expedited Private Placements, Issuers must also complete Part III (where applicable) and Parts IV and V of this Form.

I. GENERAL

1. Re: San Gold Corporation (the "Issuer").

   Trading Symbol: SGR.

2. Date Price Reservation Form Filed: NA.

   Date of News Release announcing Private Placement: September 22, 2008.

3. Is this filing in relation to:

   a) an Expedited Private Placement, in compliance with the requirements as set out in section 6 of *Policy 4.1 - Private Placements*?
   No
   If Yes, please complete Parts I - III and V of this Form.

   b) Conditional Acceptance of a Non-Expedited Private Placement: No

   c) Final Acceptance of a Non-Expedited Private Placement: Yes

II. DETAILS OF PLACEMENT

4. Total amount of funds to be raised: $20,025,000.

5. Proposed use of proceeds:

   Development program on the mineral properties of the Issuer and its subsidiaries.

6. (a) Description of shares to be issued:

   (i) Class: Common shares of the Issuer issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

   (ii) Number: 13,350,000 Common Shares.

   (iii) Price per security: $1.50 per share .

   (b) Description of Warrants to be issued:

   (i) Number of Warrants: None ______________________________.

   (ii) Number of Listed Shares eligible to be purchased on exercise of Warrants: Not applicable.

   (iii) Exercise price of Warrants: Year 1: NA____ Year 2: ______________

   Tier 1 Only: Year 3:_________ Year 4___________ Year 5___________

   (iv) Expiry date of Warrants: Eighteen months from the date of issuance.

   (c) Description of Convertible Securities to be issued:

   (i) Number/ Aggregate principal amount: Not applicable.

   (ii) Number of Listed Shares to be issued on conversion: ______________.

   (iii) Expiry/Maturity date: ______________________________.

   (iv) Interest rate:______________________________.

   (v) Conversion terms:______________________________.

   (vi) Default provisions: ______________________________.

   (d) Total Shares to be Issued [a(ii) + b(ii) + c(ii)]: 13,350,000.

7. Issued and outstanding Listed Shares at the date of the price reservation: 222,250,788.

8. Placees

   (a) The following table must be completed for all Expedited Private Placements and in order to receive conditional acceptance of other Private Placements. The table must disclose the identities of all purchasers, both of record as well as beneficial holders. Where such purchaser is of record only, the identity of the beneficial holder must also be disclosed. Subscriptions by current Insiders, Placees who will

become Insiders as a result of the Placement, and Pro Group Placees must be disclosed to the Exchange prior to closing the Private Placement.

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
See attached Schedule "A"					

* if the purchaser is/will not be the beneficial holder, complete this information

** assuming exercise of Warrants issued pursuant to the Private Placement

*** If the Placee is an Insider prior to closing or will be an Insider post-closing, please indicate with an "I".

If unknown at time of filing, please indicate. The Exchange may issue conditional acceptance and permit the transaction to close where these Placees are not identified, but will not issue final acceptance for the Private Placement until this section is completed.

(b) If any Placees in item 8(a) are not individuals and a Corporate Placee Registration Form has not previously been filed or is not current, please attach the Corporate Placee Registration Form (Form 4C).

9. If this transaction is a Brokered Private Placement, provide the name of the Agent conducting the Private Placement:

Dundee Securities Corporation, Cormark Securities Inc. and National Bank Financial Inc.

10. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the Private Placement:

(a) Confirm that the sales Agent/broker is arm's length to the Issuer.
Yes
If No, provide details regarding the relationship to the Issuer:

____

(b) Name of sales Agent/broker (name, address, beneficial ownership where applicable)

Dundee Securities Corporation, Suite 3424 – 1055 Dunsmuir Street, Vancouver, British Columbia V6X 1P3.

Cormark Securities Inc., Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, P.O. Box 63 Toronto, Ontario M5J 2J2.

National Bank Financial Inc., Suite 3200, 130 King Street West, Toronto, Ontario M5X 1J9.

(c) Cash 5% of the gross proceeds of the offering ($1,001,250).

(d) Securities None.

(e) Expiry date of any Agent's Option Not applicable.

(f) Exercise price of any Agent's Option Not applicable.

11. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

12. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

The common shares issued pursuant to the transaction will be issued as "flow-through shares" within the meaning of the *Income Tax Act* (Canada).

13. Does the transaction involve or form part of a series of transactions that may result in a Change of Business or Reverse Take-over? (as defined in *Policy 5.2- Changes of Business and Reverse Take-Overs*)?

No.

If Yes, describe all relevant terms:

____

____

III. EXPEDITED PRIVATE PLACEMENTS

If the Private Placement is being filed as an Expedited Private Placement, please complete Parts I and II of this Form and confirm that the transaction meets the following criteria. If all statements are confirmed as "Yes", the transaction may be filed as an Expedited Private Placement. If any statement is answered as "No", the Private Placement does not meet the expedited criteria and must be filed pursuant to regular filing procedures.

1. The pricing of the Shares and any Warrants to be issued is in accordance with *Policy 4.1 – Private Placements:*
   N/A

2. No convertible securities, other than Warrants are to be issued as part of this Private Placement:
   N/A

3. Non-Arm's Length Parties are purchasing less than 50% of the shares issued pursuant to the Private Placement:
   N/A

4. The Issuer is not a CPC or is not and has not been put on notice to have its listing transferred to NEX (refer to *Policy 2.5 - Tier Maintenance Requirements and Inter-Tier Movement*):
   N/A

5. The proceeds are to be expended on a business or asset for which the Issuer has received Exchange Acceptance:
   N/A

6. No new Control Person is created by the issuance of the Shares:
   N/A

7. Any related commissions are paid or granted within the parameters in *Policy 5.1 – Loans Bonuses and Finders Fees*:
   N/A

8. A Corporate Placee Registration Form with current information is enclosed or has been previously filed for any such placee identified in items 8(a) and 8(b) of Part II:
   N/A

9. All Placees have been disclosed as required above and have committed all subscription funds:
   N/A

10. The aggregate number of securities issued pursuant to the Expedited Filing System (including this transaction) in the last six (6) months is less than 25% of the issued and outstanding Listed Shares at the date of the news release for a Tier 2 Issuer or 50% for a Tier 1 Issuer:
N/A

If **all** of the above questions have been answered with a "Yes":

Indicate in item 3 of Part I that the filing meets the requirements of the Expedited Filing System

(a) **Tier 2 only** – Provide the total number of Listed Shares issued pursuant to Expedited Filings in the last six months, including substantially completed transactions:

(i) For Expedited Acquisitions: N/A.

(ii) For Previous Expedited Private Placements: N/A.

(iii) For this transaction: N/A.

Total ((i) + (ii) + (iii)): N/A.

IV. FINAL DOCUMENTATION

Issuers must complete this section in order to receive final Exchange Acceptance of any Private Placement. This section may be either completed and filed at the initial filing stage, or after the greater of 15 days after receiving conditional acceptance or 45 days from the Price Reservation date; or if the Private Placement is brokered, the greater of 30 days after receiving conditional acceptance or 60 days from the Price Reservation date. If the Issuer is filing an Expedited Private Placement, the Declaration below must be filed with the initial filing. If any information in Parts I - II has changed subsequent to the initial Private Placement filing, the Issuer must update the appropriate sections in this Form.

1. Has any information required in Parts I and II changed since the Issuer originally filed the Notice? No.

   If Yes, please provide an updated Notice highlighting the changes.

2. Have all the applicable Placees been disclosed pursuant to item 8 of Part II? Yes.

   If No, please provide an updated Notice containing the appropriate Placee information.

3. Where a new Control Person in the Issuer has been created as a result of the issuance of the Private Placement securities, including Warrants, indicate the following: NA.

   a) the name(s) of the new Control Person(s)

   ____

   ____

   b) the date on which shareholder approval has or will be obtained for the transaction.

   ____

   c) If consents were used to obtain shareholder approval, please confirm that the issuer obtained consent from shareholders holding at least 50% +1 of the Issuer's outstanding shares prior to the Private Placement.
   Yes ☐ No ☐

V. DECLARATION

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Notice Form (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with *Policy 4.1 – Private Placements*, in effect as of the date of this Declaration or any deviations are disclosed in the Notice filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed;

d) any changes to the terms of this Private Placement since the date of filing and/or conditional acceptance of the Notice have been disclosed in an attachment to this Declaration;

e) each purchaser has been advised of the applicable Securities Law or Exchange hold period and all securities subject to a hold period will bear a legend on the certificate indicating the applicable hold period; and

f) the Issuer has completed the transaction in accordance with the applicable Securities Laws.

VI. ACKNOWLEDGEMENT – PERSONAL INFORMATION

"Personal Information" means any information about an identifiable individual, and includes information contained in Part II Items 8, 9, 10 and Part IV Item 3(a), as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated: October 15, 2008.

GESTUR KRISTJANSSON
Name of Director and/or
Senior Officer

[signature]
Signature

CFO
Official Capacity

SCHEDULE "A"

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Canada Dominion Resources 2008 Limited Partnership 1 Adelaide Street East Suite 2900 Toronto, ON M5C 2V9	Same	1,346,300	1,346,300	<5%	NA
CMP 2008 Resource Limited Partnership 1 Adelaide Street East Suite 2900 Toronto, ON M5C 2V9	Same	6,503,700	6,503,700	<5%	NA
GGOF 2008 Mining Flow Through Brookfield Place Bay Wellington Tower Suite 2820 - 181 Bay Street Toronto, ONM5J 2T3	Same	373,333	373,333	<5%	NA
Terra 2008 Mining & Energy Flow-Through LP 47 Colborne Street #302 Toronto, ON M5E 1P8	Same	150,000	150,000	<5%	NA
NCE Diversified Flow Through (08) Limited Partnership 130 King Street West Suite 2805 Toronto, ON M5X 1A4	Same	1,135,000	1,135,000	<5%	NA
Mavrix A/C 218 36 Lombard Street Suite 400 Toronto, ON M5J 2J5	Same	286,667	286,667	<5%	NA
Mavrix A/C 207 36 Lombard Street Suite 400 Toronto, ON M5J 2J5	Same	75,000	75,000	<5%	NA
Mavrix A/C 217 36 Lombard Street Suite 400 Toronto, ON M5J 2J5	Same	75,000	75,000	<5%	NA
Front Street Investment Management Inc. Suite 600,33 Yonge Street	Same	1,500,000	2,505,800	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Toronto, ON M5E 1G4					
Stone 2008 Flow Through LP 36 Toronto Street Suite 770 Toronto, ON M5C 2C5	Same	30,000	30,000	<5%	NA
Morrison Williams Acct #2061 Brompton 2008 Flow Thru LP 1 Toronto Street PO Box 21 Toronto, ON M5J 2T3	Same	50,000	50,000	<5%	NA
JOV Diversified Flow-Through 2008 LP 609 Grenville St. Suite 808 PO Box 10357 Vancouver, BC V7Y 1G5	Same	230,000	230,000	<5%	NA
MRF 2008 Resource Limited Partnership 1 First Canadian Place 58th Floor, PO Box 192 Toronto, ON M5X 1A6	Same	425,000	425,000	<5%	NA
Discovery 2008 Flow-Through Limited Partnership 1 First Canadian Place 58th Floor, PO Box 192 Toronto, ON M5X 1A6	Same	75,000	75,000	<5%	NA
Robert Hensel 6626 Cartier Street Vancouver, BC V6P 4S3	Same	15,000	15,000	<5%	NA
J. Brian Reeve 103 Roxborough Street East Toronto, ON M4W 1V9	Same	15,000	15,000	<5%	NA
Ronald St. Germaine RR2 Stn Main Grande Prairie, AB T8V 2Z9	Same	25,000	25,000	<5%	NA
James A. Perkins 10347 Villa Avenue NW Edmonton, AB T5N 3T8	Same	25,000	25,000	<5%	NA
Pat Harkins 1038 Palmerston Avenue Winnipeg, MB R3G 1K2	Same	33,300	33,300	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Larry Rigaux 75 Georgetown Drive Winnipeg, MB R3Y 1R8	Same	10,000	19,200	<5%	NA
Andrew Sirski 594 Warsaw Ave. Winnipeg, MB R3I 0R4	Same	10,000	10,726	<5%	NA
Daniel John Lindsay Medical Corporation 421 McDermot Ave Winnipeg, MB R3A 0B3	Same	66,666	722,510	<5%	NA
Allan Nimmo 374 Lynbrook Dr. Winnipeg, MB R3R 0T3	Same	26,666	30,530	<5%	NA
Robert Mason 1 Robin Bay Brandon, MB R7C 1C5	Same	13,333	13,333	<5%	NA
Dr. Philip Katz 323 Wellington Cres. Unit 1403 Winnipeg, MB R3M 0A4	Same	10,000	10,000	<5%	NA
Garnet Warrian 41 Stradbrooke Pl. Dauphin, MB R7N 0M8	Same	30,000	30,000	<5%	NA
Dr. Lawrence Homik 1297 Bartmanovich Rd. Howden, MB R5A 1J9	Same	23,300	23,300	<5%	NA
Ms. Debbie Hudson 1297 Bartmanovich Rd. Howden, MB R5A 1J9	Same	10,000	13,200	<5%	NA
Ray Wytinck and/or Kim Monnier-Wytinck Po Box 143 Grp. 326 RR#3 Selkirk, MB R1A 2A8	Same	33,300	117,164	<5%	NA
Ken Betzold and/or Grace Betzold 198 Edgewater Dr. Winnipeg, MB R2J 3G7	Same	13,300	112,300	<5%	NA
Patricia Louise Thompson 512 Kelvin Blvd. Winnipeg, MB R3P 0J4	Same	10,000	10,000	<5%	NA
Cam Roy and/or Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	16,600	187,750	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Cam Roy and/or Marlene Roy 70 Kilmarnock Bay Winnipeg, MB R2M 4Z8	Same	16,700	187,850	<5%	NA
Doug Sneath and/or Ardys Sneath 899 Kebir Pl. Winnipeg, MB R3T 1X1	Same	33,300	38,500	<5%	NA
Mr. Alan Freedman 6 Dunham St. Winnipeg, MB R2P 2E9	Same	30,000	64,878	<5%	NA
Mr. Randall Chic 4 Sanderson Ave. Winnipeg, MB R2R 1R3	Same	12,000	512,000	<5%	NA
Mervyn Madill 9 Strathboine Cres. Headingley, MB R4H 1A6	Same	10,000	45,023	<5%	NA
Dr. Thor Choptiany 401 Park Blvd. N Winnipeg, MB R3P 0H1	Same	13,333	39,106	<5%	NA
Terie Langen 517 Greenwood Place Winnipeg, MB R3G 2P2	Same	13,333	13,333	<5%	NA
David Derwin and/or Melanie Derwin 3359 Howe Ave. Winnipeg, MB R3S 1B8	Same	4,869	175,761	<5%	P
Northern Precious Metals 2008 Limited Partnership 1 Place Ville Marie Suite 4000 Montreal, QC H3B 4M4	Same	210,000	210,000	<5%	NA
Anton (Tony) J. Drescher 7547 Burris St. Burnaby, BC V5E 1Z1	Same	100,000	950,000	<5%	P
Gestor Kristjansson 131 Grenfell Blvd. Winnipeg, MB R3P 0B6	Same	10,000	10,000	<5%	I
J. Brian Reeve 103 Roxborough St. E Toronto, ON M4W 1V9	Same	5,000	5,000	<5%	NA
David Filmon 139 Grenfell Blvd. Winnipeg, MB R5P 0B6	Same	100,000	378,500	<5%	NA

Name & Residential Address of Purchaser	*Name and Address of Beneficial Holder	# of Shares Purchased	**Post-closing Direct & Indirect Holdings in the Issuer	**% of Post-Closing Outstanding Shares	***Insider=I ProGroup=P
Hugh Wynne Lot 10, Block 12 Bissett MB R0J 0J0	Same	150,000	150,000	<5%	I

END